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                             October 4, 2023

       Michael Seifert
       President and Chief Executive Officer
       PSQ Holdings, Inc.
       222 Lakeview Avenue, Suite 800
       West Palm Beach, Florida 33401

                                                        Re: PSQ Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 8,
2023
                                                            File No. 333-273830

       Dear Michael Seifert:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 8, 2023

       Cover page

   1. We note your disclosure of the exercise price of the warrants compared to the market price of the Class A Common
Stock and that you    will not receive any proceeds from the
                                                        issuance of shares of
Class A Common Stock upon the exercise of the Warrants unless the holders of the Warrants
exercise their Warrants for cash.    Please revise here and in the
                                                        prospectus summary
section, as you do on pages 43 and 70, to discuss the likelihood that warrant holders will
exercise their Warrants for cash.
       Exhibit 5.1

   2. We note that the opinion is limited to the General Corporation Law of the State of
                                                        Delaware, however it
appears that the Resale Warrants, as defined in the opinion, are governed by New York
law. Please revise the opinion accordingly, or advise.
 Michael Seifert
PSQ Holdings, Inc.
October 4, 2023
Page 2


       Please contact Jennie Beysolow at 202-551-8108 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                        Sincerely,
FirstName LastNameMichael Seifert
                                                        Division of Corporation
Finance
Comapany NamePSQ Holdings, Inc.
                                                        Office of Trade &
Services
October 4, 2023 Page 2
cc:       Mike Bradshaw, Esq.
FirstName LastName